Exhibit (a)(5)(F)

[FORM OF SUMMARY ADVERTISEMENT]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 12, 2007, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Merrill Lynch & Co., which is acting as the dealer manager for the Offer (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ViaCell, Inc.

by

Victor Acquisition Corp.,

an indirect wholly owned subsidiary of

PerkinElmer, Inc.

at

$7.25 Net Per Share

Victor Acquisition Corp. (“Offeror”) an indirect wholly owned subsidiary of PerkinElmer, Inc. (“PerkinElmer”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ViaCell, Inc. (“ViaCell”), at a purchase price of $7.25 per Share net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as each may be amended from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Deutsche Bank Trust Company Americas, as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. PerkinElmer or Offeror will pay all charges and expenses of the Depositary, the Dealer Manager and Georgeson, Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, NOVEMBER 8, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) at least a majority of the outstanding shares of ViaCell common stock on a fully-diluted basis having been validly tendered in accordance with the terms of the Offer and not properly withdrawn (where “on a fully diluted basis” means the number of shares of ViaCell’s common stock outstanding, together with the shares of ViaCell’s common stock that ViaCell may be required to issue pursuant to warrants, options or other obligations under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable) and (2) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Offer also is subject to other conditions set forth in the Offer to Purchase. See Section 14—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 1, 2007, among PerkinElmer, Offeror and ViaCell (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into ViaCell (the “Merger”). Following the effective time of the Merger (the “Effective Time”), ViaCell will continue as the surviving corporation (the “Surviving Corporation”) and become an indirect wholly owned subsidiary of PerkinElmer, and the separate corporate existence of Offeror will cease. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (1) any Shares directly held in treasury by ViaCell or owned by PerkinElmer, the Offeror or any other wholly owned subsidiary of PerkinElmer, the Offeror or ViaCell and (2) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be automatically canceled and extinguished and will convert into and become the right to receive from the Surviving Corporation an amount of cash, without interest, equal to the Offer Price. If a holder of Appraisal Shares fails to validly perfect or loses such appraisal rights, then the Appraisal Shares will be deemed to have been canceled at the Effective Time, and the holder of those Appraisal Shares will be entitled to receive the Offer Price (payable without any interest thereon) in exchange for his or her Shares. See Section 11—“Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ViaCell” of the Offer to Purchase.

The board of directors of ViaCell has unanimously (1) determined that the Offer and the Merger are fair to, and in the best interest of, ViaCell and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that ViaCell’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

For purposes of the Offer, Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Offeror and transmitting such payments to stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), the Offeror may, without the consent of ViaCell, extend the Offer (1) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC), (2) for one or more periods of not more than ten business days, and in any event to no later than February 28, 2008, if, immediately prior to the scheduled Expiration Date, any of the conditions of the Offer (see Section 14—“Conditions of the Offer” of the Offer to Purchase) have not been satisfied or waived, or (3) in connection with an increase in the Offer Price so as to comply with applicable rules and regulations of the SEC. The Offeror may, without the consent of ViaCell, provide a subsequent offering period for the Offer in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended. In addition, if, immediately following the acceptance by the Offeror of Shares for payment in the Offer, the number of Shares validly tendered and not properly withdrawn in the Offer is more than 80% but less than 90% of the outstanding Shares, and the Offeror has not otherwise notified ViaCell that it intends to promptly exercise its “top-up option” (as defined in the Offer to Purchase) to purchase additional Shares of ViaCell (see Section 11—“Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ViaCell”), then ViaCell may require that the Offeror commence a subsequent offering period of at least five business days.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. “Expiration Date” means 12:00 midnight, New York City time, at the end of Thursday, November 8, 2007, unless and until Offeror has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Other than during a subsequent offering period, tendering stockholders may withdraw Shares that have been previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in the Offer to Purchase, tendering stockholders may also withdraw such Shares at any time after December 9, 2007. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, the stockholder must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the stockholder’s name, the number of Shares that the stockholder wants to withdraw and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from the stockholder’s name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, the stockholder must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution (as defined in the Offer to Purchase) must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Stockholders may not rescind a withdrawal of Shares. Any Shares that are properly withdrawn will be considered not validly tendered for purposes of the Offer, but may be tendered again at any time before the Expiration Date by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

ViaCell has provided Offeror with ViaCell’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (866) 821-2550

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

Four World Financial Center

New York, New York 10080

Toll Free: (877) 653-2948

International Callers: (609) 818-8000

October 12, 2007